[redacted]

11023381

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 16 2011
DIVISION OF MARKET REGULATION

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER
8-65601

ANNUAL AUDITED REPORT

FORM X-17A-5 [redacted]

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Creditex Securities Corporation**

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Nevin 770 857 2431
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(*Name – if individual, state last, first, middle name*)

55 Ivan Allen Jr. Blvd.	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Chalmers 1/31/12

Affirmation

I, Catherine O'Connor affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Creditex Securities Corporation (the Company) as of December 31, 2010, is true and correct. I further affirm that neither the Company nor any principal or director has any proprietary interest in any account classified solely as that of a customer.

Catherine O'Connor
President, Chief Compliance Officer,
Financial and Operations Principal

Notary Public

MICHAEL F. DiSTEPHAN
Notary Public, State of New York
No. 02DI6071104
Qualified in Nassau County
Commission Expires March 11, 2014

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition

As of December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm......1

Statement of Financial Condition......2
Notes to Statement of Financial Condition......3

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

Management
Creditex Securities Corporation

We have audited the accompanying statement of financial condition of Creditex Securities Corporation (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Creditex Securities Corporation at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

May 10, 2011

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 11,281,910
Receivable from clearing broker	150,447
Accounts receivable, net	156,216
Deferred tax assets	137,978
Other assets	372,346
Total assets	$ 12,098,897
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 324,878
Due to affiliate	5,951,989
Total liabilities	6,276,867
Stockholder's equity:	
Common stock, par value $0.01 (authorized, issued, and outstanding 44,000,000 shares)	440,000
Additional paid-in capital	1,850,000
Retained earnings	3,532,030
Total stockholder's equity	5,822,030
Total liabilities and stockholder's equity	$ 12,098,897

See accompanying notes.

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to Statement of Financial Condition

December 31, 2010

1. Organization and Description of Business

Creditex Securities Corporation (the Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company brokers fixed income securities transactions between financial institutions and assists in credit event auctions to process settlement of credit derivative trades following a corporate default. The Company is a wholly-owned subsidiary of CreditTrade, Inc., which is a wholly-owned subsidiary of Creditex Group, Inc. (CGI).

Pursuant to an acquisition that closed on August 29, 2008, CGI became a wholly-owned subsidiary of the IntercontinentalExchange, Inc. (ICE), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE). The Company elected not to reflect any purchase price adjustments from the transaction with ICE in the accompanying statement of financial condition.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. Explanatory Note

As described in Note 4, the Company was a guarantor of the debt of its ultimate parent, IntercontinentalExchange, Inc., during 2010. Under the provisions SEC Rule 15c3-1, this guarantee should have been included in the Company's computation of net capital as of December 31, 2010, which is included as a supplemental schedule to these financial statements. The Company did not include such guarantee in its computation of net capital in the previously issued December 31, 2010 financial statements, and has therefore restated these financial statements to include the impact of the guaranty on the net capital computation.

The inclusion of the guarantee in the net capital computation causes the ratio of aggregate indebtedness to exceed net capital, as described more fully in Note 6. The Company is subject to possible penalties as a result of this deficiency. ICE amended the related debt agreements on May 2, 2011 to remove the Company as guarantor of the ICE debt.

3. Summary of Significant Accounting Policies

Basis of Presentation – The statement of financial condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP).

Securities Transactions – Commission revenue is earned from the brokering of liquid fixed income securities between financial institutions. These securities are either cleared through our clearing broker or are directly settled between the counterparties. Commission revenue arising from these activities is recognized when both parties to the trade, the buyer and seller, confirm agreement of terms, which occurs on the date the trade is executed.

For cleared securities, due to the nature of the settlement process and the liquidity of the brokered securities, management believes the risk of incurring a liability as a result of a counterparty default to be remote. The Company maintains a deposit of $250,000 with its clearing broker as collateral against this risk. Such amount is recorded in other assets in the accompanying statement of financial condition.

Credit Event Auctions – The Company hosts credit event auctions, which provide a means to ensure a fair, efficient and transparent process for settlement of credit derivative trades following a corporate default. The auctions were developed with Markit Group Limited in close cooperation with the International Swaps and Derivatives Association (ISDA) and major credit derivative dealers. Credit event auction fees are earned for such services and are recognized as revenue when the auction is successfully completed.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

Receivables – Receivables from clearing broker represent commissions earned from securities transactions not yet received by the Company from the clearing broker. Accounts receivable consists primarily of service fees earned from credit event auctions and are due from ISDA. Management performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the

3. Summary of Significant Accounting Policies (continued)

collectability of accounts receivable based on customer financial condition, economic conditions and other factors. The allowance recorded is not material as of December 31, 2010. Accounts are written off when deemed uncollectible by management. The Company historically has not experienced material credit losses.

Cash and Cash Equivalents – Cash and cash equivalents includes cash on hand as well as money market funds which invest in high quality, short-term securities that are issued or guaranteed by the U.S. government or agencies. Interest earned from money market funds is recorded on an accrual basis.

Financial Instruments – The carrying amounts of accounts receivable, accounts payable, other assets, accrued expenses, and other short-term assets and liabilities approximate their fair values based on their short-term nature.

Concentration of Credit Risk – A significant portion of the Company's commission revenues are generated from several large U.S.-based customers. All of the Company's credit event auction revenues are from one customer, as is the related receivable. For the year ended December 31, 2010, approximately 46% of commission revenues were generated from the Company's four largest fixed income customers. Substantially all cash and cash equivalents are held with one depository institution.

4. Commitments and Contingencies

The Company did not have any ongoing lease commitments as of December 31, 2010 as such lease commitments reside with CGI.

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. However, the Company does not believe that the resolution of these matters will have a material adverse effect on the Company's financial condition or liquidity. It is possible, however, that future results of operations for any particular period could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

4. Commitments and Contingencies (continued)

During 2010, ICE entered into several new credit facilities that amended or replaced existing ICE credit facilities. Included in these new credit facilities was a 364-day senior unsecured revolving credit facility in the aggregate principal amount of $725.0 million and an aggregate $400.0 million three-year senior unsecured term loan facility. The Company was included as a subsidiary guarantor of the obligations of ICE under these credit facilities. The terms of the guarantee provide that, upon an event of default by ICE, the Company would be joint and severally liable for all of the obligations of ICE under the facilities. No events of default by ICE occurred as of or subsequent to December 31, 2010.

5. Related Party Transactions

During the year ended December 31, 2010, the Company incurred expenses of $2,350,446 for rent, insurance, utilities, professional fees, personnel, income taxes, and other services in accordance with the Management Services Agreement dated January 1, 2009 between the Company and CGI (the Agreement). Certain other expenses are recorded directly by the Company. At December 31, 2010, the Company owed $5,951,989 to CGI for such expenses. Such amount includes $2,398,983 for 2009 and 2010 income taxes paid by CGI on behalf of the Company. Payment of this related party balance by the Company is not scheduled or provided for under the Agreement and no interest is charged on the balance. However, the Company is obligated to make payments at the discretion of CGI. No payments were made to CGI during the year ended December 31, 2010 related to this Agreement. Salaries and payroll taxes of certain personnel of CGI directly involved in the operations of the Company were allocated based on percentages as defined by the Agreement. Salaries, bonuses and benefits of registered representatives of the Company were also allocated from CGI based on an estimated percentage of fixed income revenue in relation to total revenues as defined by the Agreement.

6. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal of capital. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined.

6. Net Capital Requirement (continued)

At December 31, 2010, the Company had a net capital deficiency of $573,862,743 as compared to its minimum required net capital of $418,658. The Company's ratio of aggregate indebtedness to net capital was negative as result of this net capital deficiency.

7. Income Taxes

The Company is included in the consolidated federal, state, and local income tax returns filed by ICE. Income taxes reflected in the accompanying statement of financial condition is calculated as if the Company filed separate income tax returns and are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for the future consequences of net operating loss carry forwards. Unless it is more likely than not that the deferred tax asset will be realized, a valuation allowance is established.

At December 31, 2010, the Company had deferred tax assets of $137,978 that were comprised primarily of book-to-tax timing differences relating to deferred compensation and no valuation allowance has been recognized against these deferred tax assets.

8. Subsequent Events (as restated)

On May 2, 2011, ICE amended the Credit Agreements to remove the Company as a guarantor of the Credit Agreements. Subsequent to this amendment, the Company's ratio of aggregate indebtedness to net capital as of December 31, 2010 would have been 1.35 to 1.

The Company has evaluated subsequent events and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying statement of financial condition.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)
As of December 31, 2010
With Report of Independent Registered Public Accounting Firm

(Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC document)
A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington D.C. and the New York regional office of the Securities and Exchange Commission, the region in which Creditex Securities Corporation has its principal place of business.

Ernst & Young LLP

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